SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI
RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: June 2, 2003

ALTAI RESOURCES INC. EXPANDS DEEP GAS TARGET ON ITS LAC ST. PIERRE PROPERTY, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) has now received from an independent consultant an analysis of additional deep seismic data on its Lac St. Pierre gas and gas storage property in Quebec.

The analysis indicates that the primary target zone, a collapse zone at the top of Trenton formation of Ordovician age, averages 1.5 kilometers wide and extends for about 30 kilometers within the permit area. This is about 60% larger than the originally assessed target size referred to in Altai's press release dated April 23, 2002. Based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumptions based on comparability with known deposits of similar type), the consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer of closure (traps) in the primary target. Only future drilling, however, will confirm the presence of traps and the amount of gas in them. The secondary deep targets (beneath the primary target zone) are Beekmantown dolomites and Potsdam sandstones which carry gas and oil elsewhere in the Appalachians. The primary aim of the project is to develop the property into gas storage facilities after the production of gas. Gas storage will provide cash flows for much longer term.

Altai and its minority partner are pursuing efforts for off balance sheet financing for this project. Drilling of the deep target and four of the twenty-three shallow targets (of which two have been drilled to date with gas discovery) will start in early 2004 subject to the completion of financing.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact

Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com
Internet: http://www.altairesources.com

or

Maria Au
Secretary-Treasurer



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